HSBC ◆

September 2020
Pricing Supplement
Registration Statement No. 333-223208
Dated September 16, 2020
Filed Pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

$4,339,140 Dual Directional Trigger Plus Securities Based on the Level of the S&P 500® Index due October 4, 2023
Trigger Plus Performance Upside Securities℠
Principal at Risk Securities

The Dual Directional Trigger Plus Securities are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has remained the same or appreciated, investors will receive the stated principal amount of their investment plus the leveraged upside performance of the underlying index, subject to the maximum payment at maturity. If the level of the underlying index has depreciated by no more than 20%, the investor will receive the stated principal amount plus an unleveraged positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 20%. However, if the level of the underlying index has depreciated by more than 20%, investors will be negatively exposed to the full amount of the percentage decline in the underlying index and will lose 1% of the stated principal amount for every 1% decline in the underlying index from the pricing date to the valuation date. These Trigger Plus Securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index, and the unleveraged absolute return feature, which applies to a limited range of negative performance of the underlying index. **Investors may lose up to 100% of the stated principal amount of the Trigger Plus Securities. All payments on the Trigger Plus Securities are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	October 4, 2023, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Underlying index:	S&P 500® Index (Bloomberg symbol: "SPX")
Aggregate principal amount:	$4,339,140
Payment at maturity:	• If the final level is *greater than or equal to* the initial level: 　　$10 + the upside payment 　　*In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final level is *less than* the initial level but is *greater than or equal to* the trigger level: 　　$10 + ($10 x absolute index return) 　　*In this scenario, you will receive a 1% positive return on the Trigger Plus Securities for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $1.00 for each Trigger Plus Securities.* • If the final level is *less than* the trigger level: 　　$10 x the index performance factor 　　*This amount will be less than $8.00. You will lose at least 20%, and possibly all, of the stated principal amount if the final level is less than the trigger level. All payments on the Trigger Plus Securities are subject to the credit risk of HSBC.*
Upside payment:	$10 x leverage factor x index percent change
Leverage factor:	200%
Index percent change:	(final level – initial level) / initial level
Absolute index return:	The absolute value of the index percent change. For example, a -5% index percent change will result in a +5% absolute index return.
Trigger level:	2,708.392, which is 80% of the initial level
Initial level:	3,385.49, which was the official closing level of the underlying index on the pricing date
Final level:	The official closing level of the underlying index on the valuation date
Official closing level:	The official closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX<INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable
Valuation date:	September 29, 2023, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final level / initial level
Maximum payment at maturity:	$12.125 per Trigger Plus Security (121.25% of the stated principal amount)
Stated principal amount:	$10 per Trigger Plus Security
Issue price:	$10 per Trigger Plus Security
Pricing date:	On or about September 16, 2020
Original issue date*:	On or about September 21, 2020 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the Trigger Plus Securities is less than the price you pay to purchase the Trigger Plus Securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger Plus Securities in the secondary market, if any, at any time. See "Risk Factors—The estimated initial value of the Trigger Plus Securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the Trigger Plus Securities in the secondary market, if any."
CUSIP:	40438Q605
ISIN:	US40438Q6052
Listing:	The Trigger Plus Securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per Trigger Plus Security	$10	$0.25[1] $0.050[2]	$9.70
Total	$4,339,140.00	$108,478.50 $21,695.70	$4,208,965.80

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Trigger Plus Securities they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger Plus Securities.

The estimated initial value of the Trigger Plus Securities on the pricing date is $9.53 per Trigger Plus Security, which is less than the price to public. The market value of the Trigger Plus Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 7 of this document for additional information.

An investment in the Trigger Plus Securities involves certain risks. See "Risk Factors" beginning on page 7 of this pricing supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Trigger Plus Securities, or determined that this pricing supplement or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Dual Directional Trigger Plus Participation Securities Based on the Level of the S&P 500® Index due October 4, 2023

Trigger Performance Upside Securities[SM]
Principal at Risk Securities

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

The Trigger Plus Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Dual Directional Trigger Plus Securities

Principal at Risk Securities

The Dual Directional Trigger Plus Securities Based on the Level of the S&P 500® Index due October 4, 2023 (the "Trigger Plus Securities") can be used:

- As an alternative to direct exposure to the underlying index that captures 2:1 leveraged returns for any positive performance of the underlying index, subject to the maximum payment at maturity

- To obtain an unleveraged positive return for a limited range of negative performance of the underlying index

- To potentially outperform the underlying index in a moderately bearish scenario to the extent that the final level is less than the initial level but is greater than or equal to the trigger level

Maturity:	Approximately 36 months
Leverage factor:	200%
Maximum payment at maturity:	$12.125 per Trigger Plus Security (121.25% of the stated principal amount)
Minimum payment at maturity:	None. You may lose your entire initial investment in the Trigger Plus Securities.
Trigger level:	80% of the initial level
Coupon:	None

Key Investment Rationale

The Trigger Plus Securities offer a 2:1 leveraged exposure on the positive performance of the underlying index, and an unleveraged positive return on the absolute value of a limited range of negative performance of the underlying index. At maturity, if the level of the underlying index has remained the same or appreciated, investors will receive the stated principal amount of their investment plus a return reflecting the leveraged upside performance of the underlying index, subject to the maximum payment at maturity. If the level of the underlying index has depreciated by no more than 20%, investors will receive the stated principal amount plus an unleveraged positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 20%. However, if the level of the underlying index has decreased by more than 20%, investors will lose 1% of the principal amount for every 1% that the level has declined in the final level from the initial level. **Investors may lose up to 100% of the stated principal amount of the Trigger Plus Securities.**

These Trigger Plus Securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside in excess of the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index, and the unleveraged absolute return feature, which applies to a limited range of negative performance of the underlying index. All payments on the Trigger Plus Securities are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Trigger Plus Securities offer investors an opportunity to capture 2:1 leveraged returns for any positive performance relative to a direct investment in the securities included in the underlying index, subject to the maximum payment at maturity.
Absolute Return Feature	The Trigger Plus Securities enable investors to obtain an unleveraged positive return if the final level is less than the initial level but is greater than or equal to the trigger level.
Upside Scenario if the Underlying Index Remains the Same or Appreciates	The final level of the underlying index is greater than or equal to the initial level and, at maturity for each Trigger Plus Securities, we will pay the stated principal amount of $10 plus 100% of the index percent change, subject to the maximum payment at maturity of $12.125 per Trigger Plus Security (121.25% of the stated principal amount).
Absolute Return Scenario	The final level is less than the initial level but is greater than or equal to the trigger level, which is 80% of the initial level. In this case, investors receive a 1% positive return on the Trigger Plus Securities for each 1% decline in the level of the underlying index. For example, if the final level is 10% less than the initial level, the Trigger Plus Securities will provide a total positive return of 10% at maturity. The maximum return you may receive in this scenario is a positive 20% return at maturity.

Downside Scenario	The final level is less than the trigger level, at maturity for each Trigger Plus Securities, we will pay less than the stated principal amount in an amount that is proportionate to the decline in the final level of the underlying index from the initial level. This amount will be less than $8.00 per Trigger Plus Security. For example, if the final level is 70% less than the initial level, the payment on the Trigger Plus Securities will result in a loss of 70% of principal at $3.00, or 30% of the stated principal amount. There is no minimum payment at maturity on the Trigger Plus Securities.

Dual Directional Trigger Plus Participation Securities Based on the Level of the S&P 500® Index due October 4, 2023
Trigger Performance Upside SecuritiesSM
Principal at Risk Securities

How the Trigger Plus Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger Plus Securities assuming the following terms:

Stated principal amount:	$10 per Trigger Plus Security
Leverage factor:	200%
Maximum payment at maturity:	$12.125 per Trigger Plus Security (121.25% of the stated principal amount).
Trigger level:	80% of the initial level



Trigger Plus Securities Payoff Diagram

How it works

- Upside Scenario: If the final level is greater than the initial level, investors would receive the $10 stated principal amount plus 200% of the appreciation of the underlying index, subject to the maximum payment at maturity of $12.125 per Trigger Plus Security. Under the terms of the Trigger Plus Securities, an investor would realize the maximum payment at maturity at a final index level of 110.625% of the initial level.

    - For example, with the leverage factor of 200%, if the underlying index appreciates 10%, investors would receive a 20.00% return, or $12.00 per Trigger Plus Security.

    - For example, if the level of the underlying index appreciates 50%, the investors would receive only the maximum payment at maturity of $12.125 per Trigger Plus Security, or 121.25% of the stated principal amount.

- Absolute Return Scenario: If the final level is less than the initial level but is greater than or equal to the trigger level, investors would receive a 1% positive return on the Trigger Plus Securities for each 1% decline in the underlying index.

    - For example, if the level of the underlying index declines by 10%, investors would receive a 10% return, or $11.00 per Trigger Plus Security.

    - The maximum return under this scenario is a positive 20% return at maturity, or $12.00 per Trigger Plus Security.

- Downside Scenario: If the final level is less than the trigger level, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the level of the underlying index. This amount will be less than $8.00 per Trigger Plus Security. There is no minimum payment at maturity on the Trigger Plus Securities.

    - For example, if the underlying index declines by 40%, investors would lose 40% of their principal and receive only $6.00 per Trigger Plus Security at maturity, or 60% of the stated principal amount.

HSBC

Dual Directional Trigger Plus Participation Securities Based on the Level of the S&P 500® Index due October 4, 2023
Trigger Performance Upside Securities^{SM}
Principal at Risk Securities

Investor Suitability

The Trigger Plus Securities may be suitable for you if:

- You seek an investment with a 2:1 leveraged positive return linked to the underlying index and you believe the underlying index will increase or decrease only moderately.

- You are willing to make an investment that is exposed to any negative index performance factor on a 1-to-1 basis beyond the trigger level.

- You are willing to invest in the Trigger Plus Securities based on the maximum payment at maturity indicated herein, which may limit your return at maturity.

- You are willing to accept the risk and return profile of the Trigger Plus Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying index.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Trigger Plus Securities to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Trigger Plus Securities.

The Trigger Plus Securities may not be suitable for you if:

- You believe that the final level of underlying index will be less than its Trigger Plus level or that the index percent change will not be sufficiently positive to provide you with your desired return.

- You are unwilling to make an investment that is exposed to any negative index performance factor on a 1-to-1 beyond the trigger level.

- You are unwilling to invest in the Trigger Plus Securities based on the maximum payment at maturity indicated herein, which may limit your return at maturity.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Trigger Plus Securities to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Trigger Plus Securities.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the Trigger Plus Securities is not equivalent to investing directly in any of the stocks included in the underlying index. You should understand the risks of investing in the Trigger Plus Securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Trigger Plus Securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Trigger Plus Securities described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement; and

"— General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **Trigger Plus Securities do not pay interest and may result in a loss of principal.** The terms of the Trigger Plus Securities differ from those of ordinary debt securities in that the Trigger Plus Securities do not pay interest or guarantee payment of the principal amount at maturity. If the final level is less than the trigger level (which is 80% of the initial level), the absolute return feature will no longer be available and you will receive for each Trigger Plus Securities that you hold a payment at maturity that is at least 20% less than the stated principal amount of each Trigger Plus Securities. In this case, you will lose a portion of your principal amount equal to the percentage decline in the level of the underlying index from the initial level to the final level, subject to the credit risk of HSBC. **There is no minimum payment on the Trigger Plus Securities and you may lose up to 100% of the stated principal amount.**

- **The appreciation potential of the Trigger Plus Securities is limited by the maximum payment at maturity.** The appreciation potential of the Trigger Plus Securities is limited by the maximum payment at maturity of $12.125 per Trigger Plus Security (121.25% of the stated principal amount). Although the leverage factor provides 200% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 121.25% of the stated principal amount for the Trigger Plus Securities (based on the maximum payment at maturity of $12.125), any increase in the final level over the initial level by more than 10.625% of the initial level will not further increase the return on the Trigger Plus Securities.

- **Credit risk of HSBC USA Inc.** The Trigger Plus Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger Plus Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger Plus Securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger Plus Securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger Plus Securities.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Trigger Plus Securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger Plus Securities in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the Trigger Plus Securities will be affected by the other factors described above. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the S&P 500® Index" below. You may receive less, and possibly significantly less, than the stated principal amount per Trigger Plus Security if you try to sell your Trigger Plus Securities prior to maturity.

- **Investing in the Trigger Plus Securities is not equivalent to investing in the underlying index.** Investing in the Trigger Plus Securities is not equivalent to investing in the underlying index or its component securities. Investors in the Trigger Plus Securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities comprising the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the Trigger Plus Securities.** S&P Dow Jones Indices LLC, the reference sponsor of the underlying index, may add, delete or substitute the stocks

comprising the underlying index. In addition, the reference sponsor of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the reference sponsor of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the Trigger Plus Securities.

- **The estimated initial value of the Trigger Plus Securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the Trigger Plus Securities in the secondary market, if any**. The estimated initial value of the Trigger Plus Securities was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger Plus Securities. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger Plus Securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger Plus Securities to be more favorable to you. We determined the value of the embedded derivatives in the Trigger Plus Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Trigger Plus Securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger Plus Securities in the secondary market (if any exists) at any time.

- **The price of your Trigger Plus Securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger Plus Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Trigger Plus Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Trigger Plus Securities in the secondary market, if any, the price you would receive for your Trigger Plus Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger Plus Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The Trigger Plus Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger Plus Securities to maturity. Any sale of the Trigger Plus Securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Trigger Plus Securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger Plus Securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger Plus Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 1 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger Plus Securities and other costs in connection with the Trigger Plus Securities that we will no longer expect to incur over the term of the Trigger Plus Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger Plus Securities and any agreement we may have with the distributors of the Trigger Plus Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger Plus Securities based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the Trigger Plus Securities is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the

underlying index on the stated maturity date or at other times during the term of the Trigger Plus Securities may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

- **The Trigger Plus Securities will not be listed on any securities exchange and secondary trading may be limited.** The Trigger Plus Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger Plus Securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger Plus Securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger Plus Securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger Plus Securities, the price at which you may be able to trade your Trigger Plus Securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger Plus Securities, it is likely that there would be no secondary market for the Trigger Plus Securities. Accordingly, you should be willing to hold your Trigger Plus Securities to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger Plus Securities.** As calculation agent, HSBC or one of its affiliates will determine the initial level, the trigger level and the final level, including whether the value of the underlying index has decreased to or below the trigger level, and will calculate the amount of cash, if any, that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the Trigger Plus Securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger Plus Securities. The calculation agent is under no obligation to consider your interests as a holder of the Trigger Plus Securities in taking any actions, including the determination of the initial level, that might affect the value of your Trigger Plus Securities.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger Plus Securities.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the Trigger Plus Securities (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Trigger Plus Securities and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those stocks and other financial instruments relating to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the Trigger Plus Securities. Additionally, hedging or trading activities during the term of the Trigger Plus Securities, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Trigger Plus Securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Trigger Plus Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger Plus Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger Plus Securities.

- **The U.S. federal income tax consequences of an investment in the Trigger Plus Securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger Plus Securities, please see the discussion under "Additional Information About the Trigger Plus Securities —Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the S&P 500® Index

The SPX is a capitalization-weighted index 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the underlying index based on the daily historical official closing level from September 16, 2010 through September 16, 2020. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.



Historical Performance of the Underlying Index – Daily Official Closing Levels
September 16, 2010 to September 16, 2020

Dual Directional Trigger Plus Participation Securities Based on the Level of the S&P 500® Index due October 4, 2023
Trigger Performance Upside Securities℠
Principal at Risk Securities

Additional Information About the Trigger Plus Securities

Please read this information in conjunction with the final terms on the cover page of this document.

General Information	
Listing:	The Trigger Plus Securities will not be listed on any securities exchange.
CUSIP:	40438Q605
ISIN:	US40438Q6052
Minimum ticketing size:	$1,000 / 100 Trigger Plus Securities
Denominations:	$10 per Trigger Plus Security and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each Trigger Plus Securities, and therefore significant aspects of the tax treatment of each Trigger Plus Securities are uncertain as to both the timing and character of any inclusion in income in respect of each Trigger Plus Securities. Under one approach, each Trigger Plus Securities could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each Trigger Plus Securities consistent with this approach. Pursuant to the terms of each Trigger Plus Securities, you agree to treat each Trigger Plus Securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each Trigger Plus Securities as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each Trigger Plus Securities prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger Plus Securities for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger Plus Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Trigger Plus Securities is required to accrue income in respect of the Trigger Plus Securities prior to the receipt of payments under the Trigger Plus Securities or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger Plus Securities as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Trigger Plus Securities could be subject to U.S. withholding tax in respect of a Trigger Plus Securities. It is unclear whether any regulations or other guidance would apply to the Trigger Plus Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger Plus Securities.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.
	A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Trigger Plus Securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under a Trigger Plus Securities. However, it is possible that the Trigger Plus Securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the Trigger Plus Securities, and following such occurrence the Trigger Plus Securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other

HSBC

Dual Directional Trigger Plus Participation Securities Based on the Level of the S&P 500® Index due October 4, 2023
Trigger Performance Upside Securities^{SM}
Principal at Risk Securities

transactions in respect of the underlying index or the Trigger Plus Securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Trigger Plus Securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger Plus Securities is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Trigger Plus Securities.

For a further discussion of U.S. federal income tax consequences related to each Trigger Plus Securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger Plus Securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Trigger Plus Securities and will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Trigger Plus Securities they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger Plus Securities.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Trigger Plus Securities, but is under no obligation to make a market in the Trigger Plus Securities and may discontinue any market-making activities at any time without notice.
	Delivery of the Trigger Plus Securities will be made against payment for the Trigger Plus Securities on the original issue date set forth on the cover page of this document, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Trigger Plus Securities more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.
Events of default and acceleration:	If the Trigger Plus Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger Plus Securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this pricing supplement. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.
	For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This pricing supplement relates to an offering of the Trigger Plus Securities linked to the underlying index. The purchaser of a Trigger Plus Securities will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Trigger Plus Securities relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the Trigger Plus Securities.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 26, 2018, the prospectus

supplement dated February 26, 2018 and Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Trigger Plus Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the Trigger Plus Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Trigger Plus Securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Validity of the Trigger PLUS Securities:	In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Trigger PLUS Securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Trigger PLUS Securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

This document provides a summary of the terms and conditions of the Trigger Plus Securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

"Performance Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.